

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Dr. Renato Fassbind
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, P.O. Box 1
CH 8070 Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 001-15244**

Dear Dr. Fassbind:

We have reviewed your letter dated December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

General

1.   In future filings, when you state that you implemented procedures to terminate business with OFAC-sanctioned parties by 2007, a process largely completed in 2006, please clarify that you still maintain accounts and conduct limited transactions with respect to Iran, Syria, Sudan and Cuba.

2.   Please supplementally discuss the applicability of the sanctions recently enacted by the U.S. government under the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010 (and the corresponding Iranian Financial Sanctions Regulations) with respect to maintain accounts for Iranian parties and providing ship finance transactions for Iranian parties. If these sanctions are applicable, please discuss how they are expected to impact your business. In this respect, please discuss the extent to which you are party to contracts with the U.S. government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Karen Garnett at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief